02036944

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

PROCESSED

JUN 1 1 2002

THOMSON FINANCIAL

Form 6-K

R.E. 5-1-02

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION RECEIVED MAY 1 7 2002 WASH. D.C. 164

For the month of May, 2002

CHINA ENTERPRISES LIMITED
(Translation of Registrant's Name Into English)

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

For immediate release

CHINA ENTERPRISES LIMITED

PRESS RELEASE

Hong Kong, 14 May, 2002. China Enterprises Limited (NYSE Symbol: CSH) today announced that, upon the recommendation of its auditors, the Company has voluntarily adopted early the Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"(the "FAS 144") effective as of the Company's audited consolidated financial statements for the year ended December 31, 2001. The adoption of FAS 144 in the audited financial statements resulted in some adjustments to the Consolidated Balance Sheet Data and the Consolidated Statement of Cash Flow Data as disclosed in the Company's press release dated April 16, 2002. The Company's auditors have confirmed that the changes have not had any effect on the consolidated results of operations of the Company for each of 2000 and 2001. The differences between the data reported in the 2001 audited financial statements and the earnings release are highlighted below:

	As per Press Release April 16		As per Audited Financials	
	Year 2001 RMB$'000	Year 2000 RMB$'000	**Year 2001 RMB$'000**	Year 2000 RMB$'000
Consolidated Balance Sheet Data				
Property, plant and equipment, net	**842,313**	810,079	**924,678**	1,052,142
Consolidated Statement of cash flow Data				
Depreciation and amortization	**121,012**	109,985	**118,399**	109,985
Capital expenditure on property, plant and equipment	**(154,185)**	(72,016)	**(154,185)**	(75,868)

The full audited financials for the year ended December 31, 2001 are available in the Company's 2001 Annual Report.

For more information, please contact:

Hong Kong
China Enterprises Limited
Tel: (852) 2372 0130
Fax: (852) 2810 6982

New York
Citigate Dewe Rogerson Inc.
Tel: (212) 688 6840
Fax: (212) 838 3393

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CHINA ENTERPRISES LIMITED

By ______________________________

Ho Kin Cheong, Kelvin
Secretary

Dated: May 15, 2002